Exhibit 99.2

Financial Report for the Three Months Ended March 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2015 and March 31, 2014. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms when used for the period prior to the formation of GasLog Partners LP refer to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. which were contributed by GasLog Ltd. (“GasLog”) to the Partnership at the initial public offering (the “IPO”). When used for periods after the completion of the IPO, those terms refer to GasLog Partners LP and its subsidiaries, including GAS-sixteen Ltd. and GAS-seventeen Ltd., which were acquired from GasLog on September 29, 2014. You should read this section in conjunction with our unaudited condensed combined and consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on February 17, 2015. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Partnership’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects, and changes and trends in the Partnership’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Partnership’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

•	Liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	changing economic conditions and the differing pace of economic recovery in different regions of the world;
•	our future financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;
•	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses;
•	fluctuations in currencies and interest rates;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	requirements imposed by classification societies;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 17, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Partnership does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Cash Distribution

On April 29, 2015, the board of directors of GasLog Partners approved and declared a quarterly cash distribution, with respect to the quarter ended March 31, 2015, of $0.4345 per unit. The cash distribution is payable on May 14, 2015, to all unitholders of record as of May 11, 2015. The aggregate amount of the declared distribution will be $10.72 million.

Recent Developments

On March 31, 2015, GasLog completed the acquisition of two LNG carriers from a subsidiary of BG Group plc (“BG Group”). The vessels, the Methane Becki Anne and the Methane Julia Louise, are chartered to Methane Services Limited, a subsidiary of BG Group, (“MSL”) for periods of nine and eleven years, respectively, with further options for the charterer to extend the term of the time charter for each vessel by either three or five years. GasLog Partners and GasLog have agreed that GasLog Partners will have the option, exercisable at any time within 36 months after March 31, 2015 to purchase these vessels at their fair market value, as determined under the omnibus agreement under the same terms that apply to the 10 other vessels over which GasLog Partners hold options granted by GasLog. This agreement supersedes the provision under the omnibus agreement that would otherwise have required GasLog to offer to GasLog Partners, within 30 days of the completion of the vessels acquisition, an opportunity to purchase such vessels at the acquisition price paid plus certain administrative costs, and would have allowed GasLog Partners 30 days to respond to such offer. Following this acquisition by GasLog, our pipeline of assets eligible for future dropdowns increased to 12 vessels.

On April 21, 2015 GasLog and GasLog Partners announced the agreement to charter to MSL three firm vessels and an option for MSL to elect, within 2015 to charter an additional six newbuildings. The details of that transaction are set out in the Press Release dated April 21, 2015,which was attached as an exhibit to our report on Form 6-K/A furnished to the SEC on April 24, 2015. The immediate addition of three firm charters brings our total current dropdown pipeline to 15 LNG carriers, with a potential of up to 21 vessels. Additionally, on April 20, 2015, the lenders to the Partnership’s facility agreement unanimously approved, subject only to final documentation, such changes to the facility agreement as are required to reflect the referenced changes to these charters.

As of March 31, 2015, GasLog holds a 42.5% interest in the Partnership; as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our fleet of five LNG carriers, which have charter terms expiring through 2020, were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner.

Our fleet consists of five LNG carriers, including three vessels with modern tri-fuel diesel electric propulsion technology (“TFDE”) and two steam-powered vessels (“Steam”) that operate under long-term charters with MSL. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners.

We operate our vessels under long-term charters with fixed-fee contracts that generate predictable cash flows. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Propulsion	Charter Expiration	Optional Period
GasLog Shanghai	2013	155,000	BG Group	TFDE	May 2018(4)	2021–2026 (2)
GasLog Santiago	2013	155,000	BG Group	TFDE	July 2018(4)	2021–2026 (2)
GasLog Sydney	2013	155,000	BG Group	TFDE	September 2018(4)	2021–2026 (2)
Methane Rita Andrea	2006	145,000	BG Group	Steam	April 2020	2023–2025 (3)
Methane Jane Elizabeth	2006	145,000	BG Group	Steam	October 2019	2022–2024 (3)

(1)	Vessels are chartered to MSL, a subsidiary of BG Group.

(2)	The charters may be extended for up to two extension periods of three or four years at the option of the charterer, and each charter requires that the charterer provides us with 90 days’ notice before the charter expiration of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)	Charter expiration was amended based on the agreement signed with MSL on April 21, 2015. With respect to the GasLog Sydney, whose charter was shortened by 8 months under such agreement, if MSL does not exercise the charter extension options referenced above, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening. If MSL exercises the options to charter six additional vessels, the three charters of the GasLog Shanghai, GasLog Santiago and GasLog Sydney would be further adjusted by a potential shortening of a maximum 31 months in total. If MSL does not exercise the charter extension options referenced above for these three vessels, and GasLog Partners does not enter into a third-party charter for the GasLog Shanghai, GasLog Santiago or GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat arrangement that is designed to guarantee the total cash distribution per vessel. However, if they are unable to agree on such bareboat arrangement, GasLog will enter into a time charger with GasLog Partners on equivalent terms to the existing MSL time charters for any period of charter shortening.
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Additional Vessels

We currently have the option to purchase the following 12 LNG carriers from GasLog within 36 months after each such vessel’s acceptance by its charterer — or, in the case of the GasLog Seattle, the Methane Lydon Volney, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria that GasLog acquired from BG Group during the second quarter of 2014, 36 months after the closing of the IPO, which occurred on May 12, 2014, or, in the case of the Methane Becki Anne and the Methane Julia Louise, 36 months after the completion of their acquisition by GasLog, which occurred on March 31, 2015 — , in each case at fair market value as determined pursuant to the omnibus agreement.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(2)	Propulsion	Charter Expiration(3)
GasLog Seattle	2013	155,000	Shell	TFDE	December 2020
Solaris	2014	155,000	Shell	TFDE	June 2021
Hull No. 2072	Q1 2016	174,000	BG Group	TFDE	2026
Hull No. 2073	Q2 2016	174,000	BG Group	TFDE	2026
Hull No. 2102	Q3 2016	174,000	BG Group	TFDE	2023
Hull No. 2103	Q4 2016	174,000	BG Group	TFDE	2023
Methane Lydon Volney	2006	145,000	BG Group	Steam	October 2020
Methane Shirley Elisabeth	2007	145,000	BG Group	Steam	June 2020
Methane Heather Sally	2007	145,000	BG Group	Steam	December 2020
Methane Alison Victoria	2007	145,000	BG Group	Steam	December 2019
Methane Becki Anne	2010	170,000	BG Group	TFDE	March 2024
Methane Julia Louise	2010	170,000	BG Group	TFDE	March 2026

(1)	For newbuildings expected delivery quarters are presented.

(2)	Vessels are chartered to MSL, a subsidiary of BG Group, or a subsidiary of Royal Dutch Shell plc (“Shell”), as applicable.

(3)	Indicates the expiration of the initial term.

Noncompetition

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. In the event that GasLog acquires, operates or puts under charter a Five-Year Vessel, then GasLog will be required, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter, to notify us and offer us the opportunity to purchase such Five-Year Vessel at fair market value. The three newbuildings to be chartered under the agreement signed with BG Group on April 21, 2015, as well as the additional six newbuildings which may be chartered at BG Group’s election, will each qualify as a Five Year Vessel upon commencement of its charter, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five Year Vessel.

Results of Operations

Our results and summary financial data set forth below are derived from the unaudited condensed combined and consolidated financial statements of the Partnership. Prior to the closing of our IPO, we did not own any vessels. The presentation assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO and the transfer of the two vessels from GasLog to the Partnership in September 2014 were each accounted for as a reorganization of entities under common control. The combined and consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog. All significant intra-group transactions and balances are eliminated. For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results.

The results presented herein derive from the unaudited condensed combined and consolidated financial statements of the Partnership that for the periods prior to the formation of the Partnership include the combined accounts of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. as they were under the common control of GasLog and retrospectively adjusted to reflect the accounts of GAS-sixteen Ltd. and GAS-seventeen Ltd. since their incorporation in January 2014.

Three of our LNG carriers, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, were delivered and immediately

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commenced their time charters with MSL in January, March and May 2013, respectively. In addition, the Methane Rita Andrea and the Methane Jane Elizabeth commenced their time charters with MSL upon their acquisition by GasLog on April 10, 2014.

Three-month period ended March 31, 2015 compared to the three-month period ended March 31, 2014

	Three-month period ended March 31,
	2014	2015	Change
	(in thousands of U.S. dollars)
Statement of profit or loss
Revenues	20,743	32,578	11,835
Vessel operating costs	(3,937)	(6,917)	(2,980)
Depreciation	(3,961)	(6,832)	(2,871)
General and administrative expenses	(593)	(1,991)	(1,398)
Profit from operations	12,252	16,838	4,586
Financial costs	(3,847)	(3,950)	(103)
Financial income	4	9	5
Loss on interest rate swaps	(618)	—	618
Profit for the period	7,791	12,897	5,106

During the three-month period ended March 31, 2015, we had an average of five vessels operating in our owned fleet having 450 operating days, while during the three-month period ended March 31, 2014, we had an average of three vessels operating in our owned fleet having 270 operating days. Our fleet utilization was 100% in both periods.

Revenues: Revenues increased by $11.84 million, or 57.09%, from $20.74 million for the three-month period ended March 31, 2014, to $32.58 million for the same period in 2015. The increase is mainly attributable to the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth on April 10, 2014 and the commencement of their charter party agreements.

Vessel Operating Costs: Vessel operating costs increased by $2.98 million, or 75.63%, from $3.94 million for the three-month period ended March 31, 2014, to $6.92 million for the same period in 2015. The increase was mainly attributable to the increased operating days in the three-month period ended March 31, 2015.

Depreciation: Depreciation increased by $2.87 million, or 72.47%, from $3.96 million for the three-month period ended March 31, 2014, to $6.83 million for the same period in 2015. The increase is mainly attributable to the depreciation charges of the Methane Rita Andrea and the Methane Jane Elizabeth.

General and Administrative Expenses: General and administrative expenses increased by $1.40 million, from $0.59 million for the three-month period ended March 31, 2014, to $1.99 million for the same period in 2015. The increase is mainly attributable to an increase in administrative charges of $0.74 million for services under the administrative services agreement with GasLog, which went into effect on May 12, 2014, the closing date of our initial public offering, a $0.34 million increase in legal and professional fees related to the requirements of being a public company, an increase of board of directors’ fees of $0.22 million and an increase of $0.10 million in all other expenses.

Financial Costs: Financial costs increased by $0.10 million, or 2.60%, from $3.85 million for the three-month period ended March 31, 2014, to $3.95 million for the same period in 2015. The increase resulted mainly from the higher weighted average outstanding debt and was partially offset by a decrease in realized loss on cash flow hedges due to the termination of all of our interest rate swaps in 2014 and a reduction in the amortization of loan fees. During the three-month period ended March 31, 2015, we had an average of $477.06 million of outstanding indebtedness, with a weighted average interest rate of 2.97%, compared to an average of $392.68 million of outstanding indebtedness with a weighted average interest rate of 3.34% during the three-month period ended March 31, 2014.

Loss on Interest Rate Swaps: Loss on interest rate swaps decreased by $0.62 million, from a loss of $0.62 million for the three-month period ended March 31, 2014, to $0 for the same period in 2015. In the three months ended March 31, 2015, there were no outstanding interest rate swaps as they were terminated in 2014, in connection with the refinancing of the GasLog Partners’ outstanding debt.

Profit for the Period: Profit for the period increased by $5.11 million or 65.60% from $7.79 million for the three-month period ended March 31, 2014, to $12.90 million for the same period in 2015, as a result of the aforementioned factors.

Seasonality

Since our vessels are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues during the year.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments (including the equity portion of investments in vessels and maintenance capital expenditures during drydockings), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

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As of March 31, 2015, we had $42.56 million of cash and cash equivalents, of which $3.05 million was held in time deposits. Moreover, as of March 31, 2015, we had $4.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of March 31, 2015, we had an aggregate of $474.38 million of indebtedness outstanding under our credit facilities, including $30.0 million outstanding under the Partnership’s revolving credit facility with GasLog, of which $22.50 million is repayable within one year.

Depending on market condition, we may use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. We expect to economically hedge a majority of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

Working Capital Position

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

As of March 31, 2015, our total current assets exceeded total current liabilities by $10.64 million.

Cash Flows

Three-month period ended March 31, 2015 compared to the three-month period ended March 31, 2014

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Three months ended March 31,
	2014	2015
	(in thousands of U.S. dollars)
Net cash provided by operating activities	2,904	18,325
Net cash provided by investing activities	1,365	13,702
Net cash used in financing activities	(6,077)	(16,656)

Net Cash Provided By Operating Activities:

Net cash provided by operating activities increased by $15.43 million, from $2.90 million in the three-month period ended March 31, 2014, to $18.33 million in the three-month period ended March 31, 2015. The increase of $15.43 million is mainly attributable to an increase of $11.81 million in revenue collections, a decrease of $3.37 million in payments for general and administrative expenses, operating expenses and inventories and a decrease of $0.55 million in realized losses for interest rate swaps held for trading, partially offset by an increase of $0.30 million in cash paid for interest.

Net Cash Provided By Investing Activities:

Net cash provided by investing activities increased by $12.33 million, from $1.37 million in the three-month period ended March 31, 2014, to $13.70 million in the three-month period ended March 31, 2015. The increase of $12.33 million is mainly attributable to an increase in the net inflow from short-term investments of $12.20 million and a decrease of $0.13 million in payments for vessels.

Net Cash Used in Financing Activities:

Net cash used in financing activities increased by $10.58 million, from $6.08 million in the three-month period ended March 31, 2014, to $16.66 million in the three-month period ended March 31, 2015. The increase of $10.58 million is mainly attributable to the dividend of $10.72 million distributed in the first quarter of 2015, an increase of $0.20 million in payments for loan issuance costs and an increase of $0.09 million in payment of offering costs, partially offset by a decrease of $0.42 million in bank loan repayments.

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Contracted Charter Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of April 30, 2015 after giving effect to the agreement with BG Group dated April 21, 2015.

	Contracted Charter Revenues and Days from Time Charters
	On and after April 1,	For the years
	2015	2016	2017	2018	2019	2020	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$99.34	$128.88	$133.09	$90.24	$42.61	$6.64	$500.80
Total contracted days(1)	1,375	1,770	1,825	1,269	648	101	6,988
Total available days(5)	1,375	1,770	1,825	1,735	1,825	1,830	10,360
Total unfixed days(6)	—	—	—	466	1,177	1,729	3,372
Percentage of total contracted days/total available days	100.00%	100.00%	100.00%	73.14%	35.51%	5.52%	67.45%

(1)	Reflects time charter revenues and contracted days for the five LNG carriers in our fleet.

(2)	Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.

(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.

(4)	Revenue calculations assume no exercise of any option to extend the terms of charters.

(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.

(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of March 31, 2015 for the five LNG carriers in our fleet after giving effect to the agreement with BG Group dated April 21, 2015. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. In addition, this table does not reflect GasLog’s agreement to enter into a bareboat or time charter arrangement with us covering any period of shortening for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney charter party agreements. The exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities Exchange Commission on February 17, 2015. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Controls and Procedures

Material weakness as of December 31, 2014. As reported under Item 15A of our Annual Report on Form 20-F for the year ended December 31, 2014, our chief executive officer and chief financial officer concluded that as of December 31, 2014, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting related to the design of our control to evaluate the classification of transactions between the Partnership and GasLog in the cash flow statement for various transactions entered into prior to the closing of our initial public offering.

Changes in Internal Controls over Financial Reporting. The Company believes it has made significant progress toward remediating the underlying causes of the material weakness described above. Since December 31, 2014, we have implemented the following additional control procedures in our process for the review of our cash flows and the classification of certain transactions within the cash flow statement, focusing specifically on detailed analysis of cash and non-cash transactions between the Partnership and GasLog:

i)	The Financial Controller reviews and signs-off the statement of cash flows, as an additional level of detailed review following the review by the Financial Reporting Manager focusing on the reconciliation of the related party transactions and their respective classification in the statement of cash flows.

ii)	During management’s Disclosure Committee meeting any one-off transactions, either cash or non-cash, between the Partnership and GasLog, as well as the respective presentation in our financial statements are reviewed in detail as an additional compensating control.
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Additionally, management has added supplemental disclosure of non-cash items on the face of the statement of cash flows in the quarterly financial statements to facilitate the reconciliation of such movements on a quarterly basis.

Management has tested the new controls in connection with the completion of the interim financial statements for the three months ended March 31, 2015 and concluded that at March 31, 2015 they were operating effectively in relation to the classification of transactions between the Company and GasLog in the March 31, 2015 statement of cash flows. However, the effectiveness of the remediation steps taken will continue to be tested over several accounting periods as part of the Company’s 2015 Audit Plan approved by the Audit Committee, after which a final assessment can be made.

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GASLOG PARTNERS LP

INDEX TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

F-1

GasLog Partners LP

Unaudited condensed combined and consolidated statements of financial position

As of December 31, 2014 and March 31, 2015

(All amounts expressed in U.S. Dollars, except unit data)

	Note	December 31, 2014	March 31, 2015
Assets
Non-current assets
Other non-current assets		2,063,026	2,086,401
Vessels	4	851,285,729	844,454,190
Total non-current assets		853,348,755	846,540,591
Current assets
Trade and other receivables		1,079,325	1,069,930
Inventories		1,089,997	1,063,169
Prepayments and other current assets		813,792	534,531
Short-term investments		17,700,000	4,000,000
Cash and cash equivalents		27,188,095	42,559,356
Total current assets		47,871,209	49,226,986
Total assets		901,219,964	895,767,577
Partners’ equity and liabilities
Partners’ equity
Common unitholders (14,322,358 units issued and outstanding)		324,967,226	328,362,771
Subordinated unitholders (9,822,358 units issued and outstanding)		77,087,950	75,829,006
General partner (492,750 units issued and outstanding)		6,085,438	6,129,042
Total partners’ equity		408,140,614	410,320,819
Current liabilities
Trade accounts payable		1,671,942	1,767,311
Amounts due to related parties	3	2,350,812	445,688
Other payables and accruals	6	15,927,374	15,372,410
Borrowings – current portion	5	20,999,800	20,997,008
Total current liabilities		40,949,928	38,582,417
Non-current liabilities
Borrowings – non-current portion	3,5	452,076,274	446,790,664
Other non-current liabilities		53,148	73,677
Total non-current liabilities		452,129,422	446,864,341
Total partners’ equity and liabilities		901,219,964	895,767,577

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-2

GasLog Partners LP

Unaudited condensed combined and consolidated statements of profit or loss

For the three months ended March 31, 2014 and 2015

(All amounts expressed in U.S. Dollars)

		For the three months ended
	Note	March 31, 2014	March 31, 2015
Revenues		20,743,056	32,578,056
Vessel operating costs		(3,936,786)	(6,917,683)
Depreciation	4	(3,961,354)	(6,831,539)
General and administrative expenses	7	(592,743)	(1,991,018)
Profit from operations		12,252,173	16,837,816
Financial costs	8	(3,847,003)	(3,949,800)
Financial income		4,027	9,414
Loss on interest rate swaps	8	(618,315)	—
Total other expenses, net		(4,461,291)	(3,940,386)
Profit for the period		7,790,882	12,897,430

Earnings per unit attributable to the Partnership, basic and diluted:	11
Common unit		—	0.67
Subordinated unit		—	0.31
General partner unit		—	0.52

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-3

GasLog Partners LP

Unaudited condensed combined and consolidated statements of comprehensive income

For the three months ended March 31, 2014 and 2015

(All amounts expressed in U.S. Dollars)

		For the three months ended
	Note	March 31, 2014	March 31, 2015
Profit for the period		7,790,882	12,897,430
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges		159,914	—
Recycled loss of cash flow hedges reclassified to profit or loss	8	191,651	—
Other comprehensive income for the period		351,565	—
Total comprehensive income for the period		8,142,447	12,897,430

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-4

GasLog Partners LP

Unaudited condensed combined and consolidated statements of changes in owners’/partners’ equity

For the three months ended March 31, 2014 and 2015

(All amounts expressed in U.S. Dollars, except unit data)

			Limited Partners
	General partner		Common unitholders		Subordinated unitholders		Total Partners’ equity	Owners’ capital	Total
	Units		Units		Units
Balance at January 1, 2014	—	—	—	—	—	—	—	156,168,950	156,168,950
Capital contribution	—	—	—	—	—	—	—	25,000	25,000
Profit attributable to GasLog’s operations (see Note 11)	—	—	—	—	—	—	—	7,790,882	7,790,882
Other comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	351,565	351,565
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	8,142,447	8,142,447
Balance at March 31, 2014	—	—	—	—	—	—	—	164,336,397	164,336,397

Balance at January 1, 2015	492,750	6,085,438	14,322,358	324,967,226	9,822,358	77,087,950	408,140,614	—	408,140,614
Distribution declared (see Note 10)	—	(214,345)	—	(6,223,064)	—	(4,279,816)	(10,717,225)	—	(10,717,225)
Partnership’s profit (see Note 11)	—	257,949	—	9,618,609	—	3,020,872	12,897,430	—	12,897,430
Partnership’s total comprehensive income	—	257,949	—	9,618,609	—	3,020,872	12,897,430	—	12,897,430
Balance at March 31, 2015	492,750	6,129,042	14,322,358	328,362,771	9,822,358	75,829,006	410,320,819	—	410,320,819

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-5

GasLog Partners LP

Unaudited condensed combined and consolidated statements of cash flows

For the three months ended March 31, 2014 and 2015

(All amounts expressed in U.S. Dollars)

		For the three months ended
	Note	March 31, 2014	March 31, 2015
Cash flows from operating activities:
Profit for the period		7,790,882	12,897,430
Adjustments for:
Depreciation		3,961,354	6,831,539
Financial costs		3,847,003	3,949,800
Financial income		(4,027)	(9,414)
Unrealized gain on interest rate swaps held for trading		(124,218)	—
Recycled loss of cash flow hedges reclassified to profit or loss		191,651	—
		15,662,645	23,669,355
Movements in working capital		(9,404,739)	(1,690,119)
Cash provided by operations		6,257,906	21,979,236
Interest paid		(3,353,407)	(3,654,433)
Net cash provided by operating activities		2,904,499	18,324,803
Cash flows from investing activities:
Payments for vessels		(141,297)	(11,104)
Financial income received		5,935	13,201
Purchase of short-term investments		—	(4,000,000)
Maturity of short-term investments		1,500,000	17,700,000
Net cash provided by investing activities		1,364,638	13,702,097
Cash flows from financing activities:
Borrowings repayments		(6,047,181)	(5,625,000)
Payment of loan issuance costs		(29,385)	(226,648)
Payment of offering costs		—	(86,766)
Dividends paid		—	(10,717,225)
Net cash used in financing activities		(6,076,566)	(16,655,639)
(Decrease)/increase in cash and cash equivalents		(1,807,429)	15,371,261
Cash and cash equivalents, beginning of the period		14,403,785	27,188,095
Cash and cash equivalents, end of the period		12,596,356	42,559,356

Non-Cash Investing and Financing Activities	9
Financing costs included in liabilities at the end of the period		—	60,506
Capital expenditures included in liabilities at the end of the period		45,417	—

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-6

GasLog Partners LP

Notes to the unaudited condensed combined and consolidated financial statements

For the three months ended March 31, 2014 and 2015

(All amounts expressed in U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog Ltd. (“GasLog”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

For the periods prior to the formation of GasLog Partners LP the financial statements represent the combined statements of the vessel owning companies listed below (the “Subsidiaries”) using the historical carrying costs of the assets and the liabilities from their dates of incorporation. All references to the Partnership prior to the formation of GasLog Partners LP refer to the Subsidiaries and references to the Partnership subsequent to the formation of GasLog Partners LP refer to GasLog Partners LP and its subsidiaries, including the Subsidiaries. For convenience hereinafter the financial statements for all periods are referred to as the unaudited condensed combined and consolidated financial statements.

As of March 31, 2015, GasLog holds a 42.5% interest in the Partnership; as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under long-term charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of March 31, 2015, the companies listed below were 100% held by the Partnership:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed combined and consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed combined and consolidated financial statements should be read in conjunction with the Partnership’s annual combined and consolidated financial statements for the year ended December 31, 2014, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on February 17, 2015.

The accompanying unaudited condensed combined and consolidated financial statements include the accounts of the Partnership and the Subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog. All significant intra-group transactions and balances are eliminated on consolidation.

The unaudited condensed combined and consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments recorded at fair value at the end of each reporting period. The same accounting policies and methods of computation have been followed in these unaudited condensed combined and consolidated financial statements as applied in the preparation of the Partnership’s combined and consolidated financial statements for the year ended December 31, 2014. On April 29, 2015, the Partnership’s board of directors authorized the unaudited condensed combined and consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual combined and consolidated financial statements for the year ended December 31, 2014.

The unaudited condensed combined and consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

F-7

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

No standards and amendments relevant to the Partnership that were adopted in the current period had a material impact on the Partnership’s financial statements.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed combined and consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. In July 2014, the complete version of IFRS 9 was issued. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed combined and consolidated statements of financial position:

Amounts due to related parties
	December 31, 2014	March 31, 2015
Due to GasLog LNG Services Ltd. (a)	982,668	337,126
Due to GasLog (b)	1,368,144	108,562
Total	2,350,812	445,688

(a)	The balance of $337,126 (December 31, 2014: $982,668) represents mainly payments made by the Manager to cover operating expenses of the Partnership of $369,471 (December 31, 2014: $919,483).

(b)	The balance of $108,562 represents outstanding commercial management and administrative fees as well as payments made by GasLog on behalf of the Partnership and remain outstanding as of March 31, 2015 (December 31, 2014: $1,368,144).

Loans due to related parties

	December 31, 2014	March 31, 2015
Revolving credit facility with GasLog	30,000,000	30,000,000
Total	30,000,000	30,000,000

Upon completion of the IPO on May 12, 2014, the Partnership entered into a $30,000,000 revolving credit facility with GasLog, to be used for general partnership purposes. The credit facility is for a term of 36 months, unsecured and bears interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest will increase to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. As of March 31, 2015 $30,000,000 was outstanding under the revolving credit facility.

F-8

The Partnership had the following transactions with related parties, which have been included in the unaudited condensed combined and consolidated statements of profit or loss for the three months ended March 31, 2014 and 2015:

			Three months ended
			March 31,	March 31,
Company	Details	Account	2014	2015
Costs expensed:
GasLog Ltd.	Commercial management fee(i)	General and administrative expenses	405,000	450,000
GasLog Ltd.	Administrative services fee(ii)	General and administrative expenses	—	735,000
GasLog LNG Services Ltd.	Management fees and other vessel management expenses(iii)	Vessel operating costs	313,875	690,000
GasLog LNG Services Ltd.	Other vessel operating costs	Vessel operating costs	36,571	16,760
GasLog Ltd.	Interest on revolving credit facility	Interest expense	—	375,000

(i)	Commercial Management Agreements

On July 19, 2013, GAS-five Ltd., and on August 28, 2013, GAS-three Ltd. and GAS-four Ltd., entered into commercial management agreements with GasLog (the “Pre-IPO Commercial Management Agreements”) that were amended upon completion of the IPO. Pursuant to the Pre-IPO Commercial Management Agreements, GasLog provided commercial management services relating to the operation of the vessels, including and not limited to negotiation of the vessels’ possible employment, assessing market conditions on specific issues, keeping proper accounting records and handling and advising on claims or disputes. The annual commercial management fee was $540,000 for each vessel payable quarterly in advance in lump sum amounts.

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360,000 for each vessel payable quarterly in advance in lump sum amounts. The same provisions are included in the commercial management agreements that GAS-sixteen Ltd. and GAS-seventeen Ltd. entered into with GasLog upon the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth into GasLog’s fleet on April 10, 2014, as amended on September 29, 2014 (together with the Amended Commercial Management Agreements, the “Commercial Management Agreements”).

(ii)	Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement will be provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog will receive a service fee of $588,000 per vessel per year in connection with providing services under this agreement.

(iii)	Ship Management Agreements

On August 16, 2010, GAS-three Ltd. and GAS-four Ltd., and on March 31, 2011, GAS-five Ltd., entered into ship management agreements (“Pre-IPO Ship Management Agreements”) with GasLog LNG Services that were amended upon completion of the IPO. The Pre-IPO Ship Management Agreements provided for the following:

• Management Fees—A fixed monthly charge of $30,000 per vessel was payable by the Partnership to the Manager for the provision of management services such as crew, operational and technical management, procurement, accounting, budgeting and reporting, health, safety, security and environmental protection, insurance arrangements, sale or purchase of vessels, general administration and quality assurance.

• Superintendent Fees—A fee of $1,000 per day was payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels.

• Share of General Expenses—A monthly lump sum amounting to 11.25% of the Management Fee was payable to the Manager during the term of this agreement.

• Annual Incentive Bonus—Annual Incentive Bonus might be payable to the Manager, at the Partnership’s discretion, for remittance to the crew of an amount of up to $72,000 based on Key Performance Indicators predetermined annually.

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46,000 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1,000 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72,000 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd. and GAS-seventeen Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth into GasLog’s fleet on April 10, 2014, as amended on September 29, 2014 (together with the Amended Ship Management Agreements, the “Ship Management Agreements”).
F-9

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
At January 1, 2015	888,162,216
Additions	—
At March 31, 2015	888,162,216

Accumulated depreciation
At January 1, 2015	36,876,487
Depreciation expense	6,831,539
At March 31, 2015	43,708,026

Net book value
At December 31, 2014	851,285,729
At March 31, 2015	844,454,190

Vessels with an aggregate carrying amount of $844,454,190 as of March 31, 2015 (December 31, 2014: $851,285,729) have been pledged as collateral under the terms of the Partnership’s bank loan agreement.

5. Borrowings

	December 31, 2014	March 31, 2015
Amounts due within one year	22,500,000	22,500,000
Less: unamortized deferred loan issuance costs	(1,500,200)	(1,502,992)
Loans – current portion	20,999,800	20,997,008
Amounts due after one year	457,500,000	451,875,000
Less: unamortized deferred loan issuance costs	(5,423,726)	(5,084,336)
Loans – non-current portion	452,076,274	446,790,664
Total	473,076,074	467,787,672

The main terms of the Partnership’s loan facilities have been disclosed in the annual combined and consolidated financial statements for the year ended December 31, 2014. Refer to Note 8 “Borrowings”. During the three months ended March 31, 2015, repayments related to the bank loan facility of $5,625,000 (three months ended March 31, 2014: $6,047,181) were made in accordance with repayment terms.

6. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2014	March 31, 2015
Unearned revenue	11,198,328	10,837,092
Accrued legal and professional fees	427,884	263,974
Accrued management, commercial, administrative fees and other vessel management expenses (Note 3)	624,532	594,532
Accrued crew costs	1,125,013	1,050,394
Accrued interest	1,522,214	1,440,875
Accrued board of directors’ fees	210,130	230,514
Other payables and accruals	819,273	955,029
Total	15,927,374	15,372,410

7. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	Three months ended
	March 31, 2014	March 31, 2015
Board of directors’ fees	62,500	287,418
Legal and professional fees	7,422	342,508
Commercial management fees (Note 3)	405,000	450,000
Administrative fees (Note 3)	—	735,000
Managers’ liability insurance	—	124,650
Foreign exchange differences, net	64,725	(69,986)
Other expenses, net	53,096	121,428
Total	592,743	1,991,018
F-10

8. Financial costs and loss on interest rate swaps

An analysis of financial costs and loss on interest rate swaps is as follows:

	Three months ended
	March 31, 2014	March 31, 2015
Amortization of deferred loan issuance costs	528,434	376,706
Interest expense on loans	2,702,490	3,547,840
Realized loss on cash flow hedges	573,332	—
Other financial costs including bank commissions	42,747	25,254
Total financial costs	3,847,003	3,949,800

Realized loss on interest rate swaps held for trading	550,882	—
Unrealized gain on interest rate swaps held for trading	(124,218)	—
Recycled loss of cash flow hedges reclassified to profit or loss	191,651	—
Total loss on interest rate swaps	618,315	—

Interest rate swap agreements

During 2014, the Partnership terminated its existing interest rate swap agreements (designated as cash flow hedging instruments and held for trading) by paying their fair values on the respective termination dates plus accrued interest. The main terms of the Partnership’s terminated interest rate swap agreements have been disclosed in the annual combined and consolidated financial statements for the year ended December 31, 2014. Refer to Note 17 “Derivative Financial instruments”.

9. Non-cash Items on Statements of Cash Flows

As of March 31, 2015, there were financing costs of $60,506 that have not been paid during the three months ended March 31, 2015 and were included in current liabilities (December 31, 2014: $247,046).

As of March 31, 2014, there were capital expenditures of $45,417 that have not been paid during the three months ended March 31, 2014 and were included in current liabilities (December 31, 2013: $93,025).

10. Cash Distribution

On January 28, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended December 31, 2014, of $0.4345 per unit. The cash distribution was paid on February 12, 2015, to all unitholders of record as of February 9, 2015.

11. Earnings per Unit

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the partnership agreement.

Basic earnings per unit is determined by dividing net income reported at the end of each period by the weighted average number of units outstanding during the period. Diluted earnings per unit is equal to basic earnings per unit since there are no potential ordinary units assumed to have been converted to common units.

On May 12, 2014, the Partnership completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. In addition, on September 29, 2014, GasLog Partners completed a follow-on public offering of 4,500,000 common units. In connection with this offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%. Earnings Per Unit (‘EPU’) is presented for the period in which the units were outstanding, with earnings calculated as follows:

F-11

	Three months ended
	March 31, 2014	March 31, 2015
Profit for the period	7,790,882	12,897,430
Less:
Profit attributable to GasLog’s operations*	(7,790,882)	—
Partnership’s profit	—	12,897,430
Partnership’s profit attributable to:
Common unitholders	—	9,618,609
Subordinated unitholders	—	3,020,872
General partner	—	257,949
Weighted average units outstanding (basic and diluted)
Common units	—	14,322,358
Subordinated units	—	9,822,358
General partner units	—	492,750
Earnings per unit (basic and diluted)
Common unitholders	—	0.67
Subordinated unitholders	—	0.31
General partner	—	0.52

* Represents profits of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. earned prior to the Partnership’s IPO on May 12, 2014 and the profits of Gas-sixteen Ltd. and Gas-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. Whilst these profits are reflected in the Partnership’s financial statements because the transfers to the Partnership reflect a reorganization of entities under common control (Note 1) the unitholders were not legally entitled to such profits.

12. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of March 31, 2015 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	March 31, 2015
Not later than one year	132,365,184
Later than one year and not later than three years	256,616,521
Later than three years and not later than five years	115,924,818
More than five years	657,500
Total	505,564,023

Following the acquisition of the Methane Rita Andrea and the Methane Jane Elizabeth, the Partnership, through its subsidiaries GAS-sixteen Ltd. and GAS-seventeen Ltd., is counter guarantor for the acquisition from BG Group of the 2/6 of depot spares with an aggregate value of $6,000,000. These spares should be acquired before the end of the initial term of the charter party agreements.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed combined and consolidated financial statements.

13. Subsequent Events

On April 21, 2015, GasLog and GasLog Partners announced the agreement to charter to Methane Services Limited, a subsidiary of BG Group, (“MSL”) three of GasLog’s uncontracted newbuildings that are currently under construction. MSL also has an option to elect to charter an additional six newbuildings provided it makes that election within 2015. This transaction adds at least three, and up to nine vessels under long-term contracts to GasLog Partners dropdown pipeline, providing visible growth for multiple years. The immediate addition of three firm charters brings GasLog Partners’ total current pipeline to 15 LNG carriers. Together with MSL’s entry into the charters on the three GasLog newbuilding vessels, and as part of MSL’s overall portfolio management, the three existing charters on the GasLog Shanghai, GasLog Santiago and GasLog Sydney (all owned by GasLog Partners) will be adjusted. MSL will lengthen two of the existing charters by approximately 4 months and shorten one charter by 8 months. MSL retains the existing extension options of two consecutive periods of three or four years on all three vessels. With respect to the GasLog Sydney, whose charter was shortened by 8 months under such agreement, if MSL does not exercise the charter extension options referenced above, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening. If MSL exercises the options to charter six additional vessels, the three charters of the GasLog Shanghai, GasLog Santiago and GasLog Sydney would be further adjusted by a potential shortening of a maximum 31 months in total. If MSL does not exercise the charter extension options referenced above for these three vessels, and GasLog Partners does not enter into a third-party charter for the GasLog Shanghai, GasLog Santiago or GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat arrangement that is designed to guarantee the total cash distribution per vessel. However, if they are unable to agree on such bareboat arrangement, GasLog will enter into a time charter on equivalent terms to the existing MSL time charters for any period of charter shortening.

On April 20, 2015, in connection with the aforementioned agreement, the lenders to the Partnership’s bank loan facility (Note 5), unanimously approved, subject only to final documentation, such changes to the facility agreement as are required to reflect the referenced changes to these charters.

On April 29, 2015, the Board of Directors of GasLog Partners declared a quarterly cash distribution, with respect to the quarter ended March 31, 2015, of $0.4345 per unit that is payable on May 14, 2015 to all unitholders of record as of May 11, 2015.

F-12